Part I: Identifying Information

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

X Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

[illegible]/2/24, 11:15 AM Web CRD - BD Historical Filing » Schedule A [User Name: ndepilla5, OrgID: 306512]

Primary Business Name: BLUE OCEAN ATS **BD Number: 306512**

BD - AMENDMENT

01/0[illegible]/2024

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
(●) **Yes** ( ) **No**

Ownership Codes:	**NA - less than 5%**	**B - 10% but less than 25%**	**D - 50% but less than 75%**
	A - 5% but less than 10%	**C - 25% but less than 50%**	**E - 75% or more**

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BEATON, DANIEL STEWART	I	CHIEF FINANCIAL OPERATIONS PRINCIPAL	09/2020	NA	N	N	4240769
BLUE OCEAN TECHNOLOGIES, LLC	DE	MANAGING MEMBER	10/2019	E	Y	N	84-3422717
BROWN, JASON MATTHEW	I	HEAD OF SALES AND ATS OPERATIONS	08/2021	NA	Y	N	2334010
HYNDMAN, BRIAN KEITH	I	PRESIDENT & CEO	06/2022	NA	N	N	2281837
MEADE, CHRISTOPHER HILARY	I	CHIEF COMPLIANCE OFFICER	[illegible]1/2024	NA	N	N	2629159

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

   X Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

Primary Business Name: BLUE OCEAN ATS   BD Number: 306512

BD AMENDMENT
01/03/2024

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
BLUE OCEAN FINANCIAL TECHNOLOGY PTE. LTD.	FE	BLUE OCEAN TECHNOLOGIES, LLC	MEMBER	12/2016	C	Y	N	FOREIGN
URBANA CORPORATION	FE	URBANA INTERNATIONAL INC.	SHAREHOLDER	04/2021	E	Y	Y	FOREIGN
URBANA INTERNATIONAL INC.	DE	BLUE OCEAN TECHNOLOGIES LLC	MEMBER	06/2021	C	Y	N	38-4179744